January 2011 Pricing Sheet dated January 25, 2011 relating to Amendment No. 1 to Preliminary Terms No. 646 dated January 25, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due January 28, 2014
Based on the Performance of the common stock of QUALCOMM, Inc.
PRICING TERMS – JANUARY 25, 2011
Issuer:	Morgan Stanley
Underlying stock:	QUALCOMM, Inc. common stock
Aggregate principal amount:	$8,051,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	January 25, 2011
Original issue date:	January 28, 2011 (3 business days after the pricing date)
Maturity date:	January 28, 2014
Early redemption:
If, on any of the first five determination dates, the determination closing price of the underlying stock is greater than the initial share price, the securities will be automatically redeemed for an early redemption payment on the fifth business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent semi-annual payment with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent semi-annual payment:
•  If on any determination date, the determination closing price or the final share price, as applicable, is greater than the downside threshold level, we will pay a contingent semi-annual payment of $0.365 (3.65% of the stated principal amount) per security on the related contingent payment date.
•  If on any determination date, the determination closing price or the final share price, as applicable, is less than or equal to the downside threshold level, no contingent semi-annual payment will be made with respect to that determination date.

Determination dates:	July 23, 2011; January 23, 2012; July 23, 2012; January 23, 2013; July 23, 2013; January 23, 2014. We also refer to January 23, 2014 as the final determination date.
Contingent payment dates:
With respect to each determination date other than the final determination date, the fifth business day after the related determination date.  The payment of the contingent semi-annual payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than the downside threshold level:	(i) the stated principal amount plus (ii) the contingent semi-annual payment with respect to the final determination date
	• If the final share price is less than or equal to the downside threshold level:	(i) the stated principal amount times (ii) the share performance factor
Share performance factor:	The final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$38.64, which is equal to 75% of the initial share price
Initial share price:	$51.52, which is the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP:	61759G265
ISIN:	US61759G2654
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10	$0.27	$9.73
Total	$8,051,000	$217,377	$7,833,623
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $ 0.27 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 646 dated January 25, 2011
Prospectus Supplement for Auto-Callable Securities dated August 20, 2009             Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.